SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

RAPID THERAPEUTIC SCIENCE LABORATORIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

753431105
(CUSIP Number)

December 2, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]Rule 13d-1(b)

[X]Rule 13d-1(c)

[  ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)..

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1	Name of Reporting Persons Dan F. Boone
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 15,400,000
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 15,400,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,400,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 8.5%
12	Type of Reporting Person (see instructions) IN

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SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Mr. Dan F. Boone, an individual, in connection with the common stock, $0.001 par value per share (“Common Stock”) of Rapid Therapeutic Science Laboratories, Inc., a Nevada corporation (the “Issuer”).

Effective on December 2, 2020, Texas MDI, Inc. (“Texas MDI”), which entity is beneficially owned by Dan F. Boone, the Chief Executive Officer and member of the Board of Directors of the Issuer, which entity owned 140,000,000 shares of the Issuer’s common stock, representing 78.1% of the Issuer’s then outstanding shares of common stock, distributed such shares of common stock pro-rata, in-kind, to its shareholders for no consideration (the “Distribution”). As a result of the Distribution, and as a result of being a shareholder of Texas MDI immediately before the Distribution, Mr. Boone obtained 15,400,000 shares of the Issuer’s common stock.

Item 1(a)Name of Issuer.

Rapid Therapeutic Science Laboratories, Inc.

Item 1(b)Address of Issuer’s Principal Executive Offices.

5580 Peterson Lane, Suite 200

Dallas, Texas 75240

Item 2(a)Name of Person Filing.

Mr. Dan F. Boone

Item 2(b)Address of Principal Business Office, or, if none, Residence.

1615 West Loop 289

Lubbock, Texas 79416

Item 2(c)Citizenship or Place of Organization.

Mr. Boone is a U.S. citizen.

Item 2(d)Title of Class of Securities.

Common stock, $0.001 par value per share (the “Common Stock”).

Item 2(e)CUSIP Number.

753431105

Item 3Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)☐An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

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(f)☐An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)☐A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)☐Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4Ownership.

(a)Mr. Boone is the beneficial owner of 15,400,000 shares of Common Stock.

(b)Mr. Boone is the beneficial owner of 8.5% of the outstanding shares of Common Stock. This percentage is determined by dividing 15,400,000, by 180,936,608 shares of outstanding Common Stock of the Issuer as confirmed by the Issuer’s transfer agent on January 19, 2021.

(c)Mr. Boone shares the power to vote and dispose of the 15,400,000 shares of Common Stock beneficially owned by Mr. Boone with his spouse, Kathy Boone.

Item 5Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8Identification and Classification of Members of the Group.

Inapplicable.

Item 9Notice of Dissolution of Group.

Inapplicable.

Item 10Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2021

/s/ Dan F. Boone

Dan F. Boone

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.